FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated April 28, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-178202 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the first quarter of 2014.

2.  Table of unaudited consolidated capitalization of the Registrant at March 31, 2014 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 28, 2014

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK

Interim Report 1 2014

First quarter 2014

•                  New lending amounted to Skr 18.6 billion (1Q13: Skr 24.8 billion)

•                  Net interest revenues amounted to Skr 352.3 million (1Q13: Skr 427.5 million)

•                  Operating profit amounted to Skr 517.8 million (1Q13: Skr 212.3 million)

•                  Net profit (after taxes) amounted to Skr 402.1 million (1Q13: Skr 163.7 million)

•                  Return on equity amounted to 10.6 percent (1Q13: 4.5 percent)

•                  Operating profit excluding net results of financial transactions amounted to Skr 208.1 million (1Q13: Skr 298.6 million)

•                  The outstanding volume of offers for loans at the end of the period amounted to Skr 56.6 billion (Skr 65.5 billion at year-end 2013)

•                  The Core Tier-1 capital ratio was 16.9 percent at the end of the period according to CRR (Capital Requirements Regulation) (19.5 percent at year-end 2013 according to Basel II)

•                  Basic and diluted earnings per share amounted to Skr 100.8 (1Q13: Skr 41.0)

2014 For the period 01/01/14 – 31/03/14 Download the report at www.sek.se

Statement by the President

Healthy demand

The global economy appears to have improved in the first quarter of 2014, despite the geopolitical risks caused by the Ukraine crisis. The US is leading the way in economic performance, with Europe also recovering. However, significant global economic uncertainties remain, including questions over China, the Ukraine crisis and doubt over the ability of Europe and the US to drive the global economy. It is thus still too soon to say that the economic crisis is over.

Financial markets are improving, however, and banks’ risk appetite has increased along with their willingness to provide long-term financing. These are positive developments, but in light of the remaining uncertainty in the global economy and markets SEK has a vital role as a reliable supplier of long-term financing for exporters. The first quarter of 2014 has seen healthy demand for financing from SEK.

Financing is becoming an increasingly important issue. There are concerns among small and medium enterprises (SMEs) about how access to financing will develop, and this was also highlighted by the SEK Export Credit Trends Survey which was published at the end of 2013. The first quarter also saw CRR regulations start to apply to the financial sector. SEK is monitoring the impact of these changes on the financial sector carefully and how they affect the willingness of banks to provide lending for Swedish exports.

SEK’s lending is performing well, although there has been a decrease in net interest revenue. Net interest revenue for the first quarter amounted to Skr 352.3 million (1Q13: Skr 427.5 million), a decline of 17.6 percent from the same period in the previous year. This was mainly due to higher funding costs owing to the early redemption of a large percentage of structured borrowing in 2013. This debt has largely been replaced by simpler funding, which results in higher funding costs.

Operating profit for the period amounted to Skr 517.8 million (1Q13: Skr 212.3 million). The increase is mainly due to net results from financial transactions amounting to Skr 309.7 million (1Q13: Skr -86.3 million). This is the result of positive unrealized changes in fair value attributable to basis spreads and realized result from the early redemption of loans and own debt.

Operating profit, excluding net results from financial transactions, amounted to Skr 208.1 million, compared with Skr 298.6 million for the same period in 2013. The return on equity after tax was 10.6 percent (1Q13: 4.5 percent). Excluding net results from financial transactions, the return on equity amounted to 4.2 percent (1Q13: 6.4 percent).

This will be my last SEK report as President, as I will be stepping down at the 2014 annual general meeting. I have had 30 wonderful years at SEK, the last 17 as President, during which I have witnessed the impressive development of Swedish exports. Access to competitive and reliable long-term financing has become increasingly important for export sales. I would like to sincerely thank everyone who has worked towards the success of Swedish exports and SEK’s ability to contribute.

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis to the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Unaudited (except for Jan-Dec, 2013)

Skr mn (if not mentioned otherwise)	Jan-Mar, 2014	Oct-Dec, 2013	Jan-Mar, 2013	Jan-Dec, 2013
Results
Net interest revenues	352.3	362.5	427.5	1,554.8
Operating profit	517.8	484.0	212.3	1,408.1
Net profit (after taxes)	402.1	375.6	163.7	1,090.1
After-tax return on equity (1)	10.6%	10.2%	4.5%	7.4%

Operating profit excl. net results of financial transactions	208.1	181.9	298.6	999.7

After-tax return on equity excl. net results of financial transactions (2)	4.2%	3.8%	6.4%	5.3%

Basic and diluted earnings per share (Skr) (3)	100.8	94.1	41.0	273.2

Customer financing
New financial transactions with customers (4)	18,565	9,401	24,807	55,701
of which corporate lending	6,871	4,561	4,271	16,685
of which end-customer financing	11,694	4,840	20,536	39,016
Loans, outstanding and undisbursed (5)	224,111	221,958	228,323	221,958
Volume of outstanding offers of lending (6)	56,639	65,549	50,909	65,549
of which binding offers	31,141	35,083	32,817	35,083
of which non-binding offers	25,498	30,466	18,092	30,466

Borrowing
New long-term borrowings (7)	13,066	18,612	25,875	95,169
Outstanding senior debt	277,445	269,216	273,628	269,216
Outstanding subordinated debt	1,607	1,607	2,899	1,607

Statement of financial position
Total assets	312,372	306,554	308,633	306,554
Total liabilities	296,876	291,564	294,200	291,564
Total equity	15,496	14,990	14,433	14,990

Capital
Core Tier-1 capital ratio (8)	16.9%	19.5%	20.7%	19.5%
Tier-1 capital ratio (9)	16.9%	19.5%	23.9%	19.5%
Total capital ratio (10)	18.9%	21.8%	24.0%	21.8%

(1) Net profit (after taxes), expressed as a percentage per annum of current year´s average equity.

(2) Net profit (after taxes), excluding net results of financial transactions, expressed as a percentage per annum of current year´s average equity.

(3) Net profit (after taxes) divided by average number of shares, which amounts to 3,990,000 for each period.

(4) New customer financing includes all new accepted loans, regardless of maturities.

(5) Loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. These measures reflect what management believes to be SEK’s real lending. SEK considers these amounts to be useful measurements of SEK’s credit/lending volumes.  Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 5).

(6) SEK uses a method of providing offers where binding or non-binding offers are offered. Binding offers are included in commitments.

(7) New borrowing with maturities exceeding one year.

(8) The Core Tier-1 capital ratio excludes adjustments for valid transitional rules regarding required minimum capital. The figures for 2014 are calculated according to CRR and the figures for 2013 are calculated according to Basel II, Pillar 1. See Note 12, “Capital Adequacy”, in this report for a complete description of the calculation of required minimum capital during the transitional period.

(9) Tier-1 capital ratio expressed as a percentage of risk-weighted assets in accordance with CRR, excluding adjustments for valid transitional rules regarding required minimum capital. The figures for 2013 are calculated according to Basel II, Pillar 1. See Note 12, “Capital Adequacy”, in this report for a complete description of the calculation of required minimum capital during the transitional period.

(10) Total capital ratio expressed as a percentage of risk-weighted assets in accordance with CRR, excluding adjustments for valid transitional rules regarding required minimum capital. The figures for 2013 are calculated according to Basel II, Pillar 1. See Note 12, “Capital Adequacy”, in this report for a complete description of the calculation of required minimum capital during the transitional period.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote Aktiebolaget Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those as at March 31, 2014 and December 31, 2013, and in matters concerning flows, the three-month period ended on March 31, 2014. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

Aktiebolaget Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Business operations

Over Skr 18 billion in new lending

Demand for long-term financing from SEK was healthy in the first quarter of 2014, although volumes did not reach the high levels seen in the first quarter of 2013. SEK’s new lending to Swedish exporters and their customers amounted to Skr 18.6 billion in the quarter (new lending in the first quarter of 2013 was Skr 24.8 billion, which was unusually strong; new lending in the first quarter of 2012 was Skr 11.2 billion). End-customer finance for the first quarter of 2014 was back at more normal levels compared with the previous year and amounted to Skr 11.7 billion (1Q13: Skr 20.5 billion). The volume of corporate lending was Skr 6.9 billion (1Q13: Skr 4.3 billion).

After a quiet start to the year, SEK saw strong demand for long-term financing in February and March. This comprised financing for both Swedish exporters’ customers, known as end-customer finance, and the lending to Swedish exporters. One reason for the high volumes is that many companies are now opting to refinance their borrowing owing to the favorable market conditions.

The start of the year has seen an increase in the risk appetite of banks, which has led to greater competition with pressure on margins in the market. Despite increased activity among banks, clients are seeking financing from SEK and the first quarter also saw SEK lending to new clients.

New customer financing

(Skr bn)

New customer financing

Skr bn	Jan-Mar, 2014	Jan-Mar, 2013	Jan-Dec, 2013
Customer financing of which:
- End-customer finance (1)	11.7	20.5	39.0
- Corporate lending (1)	6.9	4.3	16.7
Total	18.6	24.8	55.7

(1) Of which Skr 5.2 billion (1Q13:  Skr 13.3 billion; year-end 2013: Skr 12.1 billion) had not been disbursed at period end. 3.5 billion was attributable to End-customer finance and 1.7 billion to Corporate lending.

New customer financing by sector

New borrowing

Long-term borrowing (Skr bn)

SEK undertook a number of interesting transactions during the year. These included SEK’s funding of Ericsson’s supply of technology to subsidiaries of Spanish telecom operator Telefónica in a number of countries. SEK provided financing amounting to USD 1 billion (approximately Skr 7 billion) for the supply of network equipment and related services to Telefónica’s subsidiaries.

In the first quarter of 2014, SEK provided financing to Swedish Orphan Biovitrum AB (publ), “SOBI”. This lending is intended to fund the company’s investments in developing its sales and marketing capabilities. SOBI is a new client for SEK.

The first quarter saw SEK provide lending, together with Swedbank as agent, for the purchase of two LNG-powered 15,000 DWT tankers by shipping company Terntank. Terntank is the first shipping company to order vessels within the new eco-friendly Zero Vision Tool (ZVT) platform, which will lead to a more than 90 percent reduction in particle emissions, 80 percent less nitrogen oxide emissions and a 35 percent reduction in CO2. SEK is providing financing of USD 24.9 million over five years from delivery of the vessels.

SEK’s aim is to provide even greater support to exporters, particularly through lending with long loan tenors that companies need. It is vital that this is available to clients in both good and bad economic times.

The total volume of outstanding and agreed but undisbursed loans amounted to Skr 224.1 billion at the end of the first quarter of 2014, compared with Skr 228.3 billion at the same date in 2013. The total volume of outstanding offers for lending amounted to Skr 56.6 billion at the end of the period, an increase of Skr 5.7 billion over the same period in the previous year.

SEK’s funding volumes were lower compared with the same period in 2013 and equaled approximately Skr 13.1 billion (1Q13: Skr 25.9 billion). The high volumes in 2013 were due to SEK having around double the volume of early redemptions of bonds compared with a normal year. The repurchase of own debt in the first quarter of 2014 amounted to Skr 0.8 billion (1Q13: Skr 2.5 billion) and early redemption of funding amounted to Skr 2.8 billion (1Q13: Skr 10.7 billion) for the period. SEK’s funding has taken place in a number of currencies and in various geographical markets. Europe and North America were the largest markets for SEK’s new lending, but SEK has also borrowed relatively large amounts in Japan.

SEK’s market for new lending, first three months of 2014

SEK’s new funding markets, first three months of 2014

Comments on the consolidated financial accounts

First quarter of 2014

Operating profit

Operating profit amounted to Skr 517.8 million (1Q13: Skr 212.3 million), an increase of 143.9 percent compared to the same period in the previous year. The increase was mainly attributable to net results of financial transactions, which amounted to Skr 309.7 million (1Q13: Skr -86.3 million), which has partly been offset by a decrease in net interest revenues.

Operating profit, excluding net results of financial transactions, amounted to Skr 208.1 million (1Q13: Skr 296.6 million), a decrease of 30.3 percent compared to the same period in the previous year. The decrease was mainly attributable to lower net interest revenue due to higher funding costs.

Net interest revenues

Net interest revenues amounted to Skr 352.3 million (1Q13: Skr 427.5 million), a decrease of 17.6 percent compared to the same period in the previous year. The decrease was mainly attributable to higher funding costs related to a higher proportion of structured borrowing that was redeemed early during 2013. This structured borrowing has mainly been replaced with plain vanilla borrowings, which leads to higher funding costs.

During the quarter, the margins in the liquidity portfolio decreased due to the new regulations requiring a higher proportion to be invested in securities with short maturities and high marketability, compared with SEK’s previous strategy of matching its liquidity investments with liquidity needs.

The average margin on debt-financed interest-bearing assets amounted to 39 basis points per annum (1Q13: 52 basis points), a decrease in absolute terms of 13 basis points, or in relative terms of 25.0 percent compared to the same period in the previous year.

Debt-financed interest-bearing assets increased and amounted on average to Skr 263.2 billion (1Q13: Skr 256.1 billion), an increase of 2.8 percent.

Net results of financial transactions

The net results of financial transactions amounted to Skr 309.7 million (1Q13: Skr -86.3 million). The improved result was mainly due to positive unrealized changes in fair value attributable to basis spreads and realized results from the early redemption of loans and own debts. In the corresponding period in the previous year the result was mainly due to negative changes in fair value mainly attributable to changes in basis spread and credit spread on SEK’s own debt.

SEK’s general business model is to keep financial instruments measured at fair value to maturity. The unrealized fair value changes that arise, mainly attributable to changes in credit spreads on SEK’s own debt and basis spread, are recognized in Net results of financial transactions and will, over time, not affect the result as the changes in unrealized market value will return to zero if the instruments is held to maturity. Realized gains and losses will occur if SEK repurchases own debt or if lending is prematurely terminated and related hedging instruments are closed out.

Administrative expenses

Administrative expenses (which includes personnel expenses, other expenses and depreciation) totaled Skr -128.8 million (1Q13: Skr -130.0 million), a decrease of 0.9 percent. The decrease was mainly due to a decrease in other expenses.

—Personnel expenses

Personnel expenses totaled Skr -74.2 million (1Q13: Skr -69.4 million) an increase of 6.9 percent compared to the same period in the previous year. The increase in personnel expenses was due to personnel reinforcements instead of external consultants and the annual salary adjustments. No estimated cost for the general personnel incentive system was required to be recorded (1Q13: Skr - million).

The outcome of the general personnel incentive system is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. The amount to be paid will decrease if the risk-weighted assets exceed intended levels for the year. Executive Directors are not covered by the incentive system.

Peter Yngwe will leave his position as CEO as of April 28, 2014 in connection with SEK’s Annual General Meeting in accordance with the Board of Director’s decision. Peter Yngwe will receive a severance package in accordance with the state’s guidelines for leading officials, corresponding to 18 months’ salary that has been expensed in 2013 and totaled Skr 8.4 million, including employer’s contribution. Severance pay is paid monthly and deduction is made in the event of other income. Catrin Fransson started her employment in SEK on April 1, 2014 for SEK introduction. She will assume her position as CEO in conjunction with SEK’s Annual General Meeting on April 28, 2014. Catrin Fransson’s terms of employment follow the state’s guidelines for leading officials.

—Other expenses

Other expenses amounted to Skr -43.6 million (1Q13: Skr -52.1 million), a decrease of 16.3 percent compared to the same period in the previous year. The decrease in other expenses is mainly due to cost-reducing actions that have been taken through the reduction of the number of consultants and their replacement with employed staff.

—Depreciation of non-financial assets

Depreciation totaled Skr -11.0 million (1Q13: Skr -8.5 million), an increase of 29.4 percent. The increase was mainly due to an increased depreciation base related to IT development-projects.

Net credit losses

Net credit losses for the first quarter amounted to Skr -14.4 million (1Q13: recovery of Skr 2.3 million). During the first quarter of 2014, an additional provision of Skr -20.0 million was made to the portfolio based reserve (i.e. the reserve not attributable to a specific counterparty) (1Q13: Skr - million). After the provision the reserve amounts to Skr 230.0 million (year-end 2013: Skr 210.0 million). The increase of the reserve is mainly attributable to corporate exposures with lower ratings.

Other comprehensive income

Other comprehensive income before tax amounted to Skr 133.2 million (1Q13: Skr -141.9 million). Skr 133.2 million (1Q13: Skr -196.7 million) of the total was attributable to items to be reclassified to operating profit and Skr 0.0 million (1Q13: Skr 54.8 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit Skr -12.7 million (1Q13: Skr -22.9 million) was related to available-for-sale securities and Skr 145.9 million (1Q13: Skr -173.8 million) was due to other comprehensive income effects related to cash flow hedges. The changes related to cash flow hedges were mainly due to changes in interest rates but also due to the reclassification from other comprehensive income to net interest revenues in operating profit.

After-tax return on equity

After-tax return on equity amounted to 10.6 percent (1Q13: 4.5 percent). After-tax return, not reflecting net results of financial transactions, amounted to 4.2 percent (1Q13: 6.4 percent).

Statement of Financial Position

Total assets and liquidity placement

SEK’s total assets amounted to Skr 312.4 billion on March 31, 2014, an increase of 1.9 percent from year-end 2013 (year-end 2013: Skr 306.6 billion). The increase was attributable to liquidity placements and the need to maintain capacity for a major funding transaction that is expected in the second quarter of 2014.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 224.1 billion as of March 31, 2014 (year-end 2013: Skr 222.0 billion), an increase of 0.9 percent from year-end 2013. Of the total amount at March 31, 2014, Skr 201.3 billion represented outstanding loans, a decrease of 0.1 percent from year-end 2013 (year-end 2013: Skr 201.5 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 42.9 billion (year-end 2013: Skr 43.2 billion), representing a decrease of 0.7 percent from year-end 2013.

As of March 31, 2014, the aggregate amount of outstanding offers amounted to Skr 56.6 billion, a decrease of 13.6 percent since year-end 2013 (year-end 2013: Skr 65.5 billion). Skr 50.8 billion (year-end 2013: Skr 56.5 billion) of outstanding offers derived from the S-system. Binding offers are included in commitments. Skr 31.1 billion (year-end 2013: 35.1 billion) of outstanding offers are binding offers and Skr 25.5 billion (year-end 2013: 30.5 billion) are non-binding offers.

There has been no major change in the composition of SEK’s counterparty exposure during the first quarter of 2014, although the exposure to states has decreased somewhat and the exposure to financial institutions and municipalities has increased in its proportion. Of the total counterparty exposure at March 31, 2014, 49.2 percent (year-end 2013: 50.8 percent) was to states and government export credit agencies; 21.6 percent (year-end 2013: 19.6 percent) was to financial institutions; 21.7 percent (year-end 2013: 21.3 percent) was to companies; 5.2 percent (year-end 2013: 5.8 percent) was to municipalities; and 2.1 percent (year-end 2013: 2.3 percent) was to asset-backed securities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets because most derivatives are subject to collateral agreements. See the table “Total net exposures” in Note 13.

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The determination of the gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If other valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt and basis spreads (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets (see Notes 6 and 8).

Liabilities and equity

As of March 31, 2014, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. As a result, SEK considers all of its outstanding commitments to be covered through maturity. In December 2013, the Swedish parliament decided that the credit facility with the Swedish National Debt Office for 2014 should amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). During 2013, SEK had a Skr 100 billion credit facility. The Swedish parliament has also reauthorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. SEK has not yet utilized the credit facility or its ability to purchase state guarantees.

Capital adequacy

SEK’s capital ratio calculated according to the Capital Requirements Regulation (CRR), which came into force on January 1, 2014, was 18.9 percent as of March 31, 2014 (year-end 2013 under Basel II: 21.8 percent) of which 16.9 percent was related to Tier-1 capital (year-end 2013 under Basel II: 19.5 percent). The Core Tier-1 capital ratio was 16.9 percent (year-end 2013 under Basel II: 19.5 percent). The comparative figures as of December 31, 2013 are presented according to Basel II, Pillar 1, which was the relevant standard at the time. The decrease in capital ratios following the change was mainly due to the CRR imposing more stringent capital requirements regarding exposures to financial institutions. See note 12 for further information regarding capital adequacy.

Events after the reporting period

At SEK’s Annual General Meeting held on April 28, 2014, it was decided to approve the proposal from the Board of Directors and the President to pay a dividend to the sole shareholder (the Swedish state) of Skr 327.0 million which corresponds to 30 percent of net profit after taxes for 2013, which is in line with the dividend policy.

Consolidated Statement of Comprehensive Income

Unaudited (except for Jan-Dec, 2013)

Skr mn	Note	Jan-Mar, 2014	Oct-Dec, 2013	Jan-Mar, 2013	Jan-Dec, 2013
Interest revenues		987.9	1,048.2	1,057.3	4,157.6
Interest expenses		-635.6	-685.7	-629.9	-2,602.8
Net interest revenues		352.3	362.5	427.5	1,554.8

Commissions earned		1.1	0.3	2.0	8.7
Commissions incurred		-2.1	-2.9	-3.2	-13.8
Net results of financial transactions	2	309.7	302.1	-86.3	408.4
Operating income		661.0	662.0	340.0	1,958.1

Personnel expenses		-74.2	-88.4	-69.4	-290.1
Other expenses		-43.6	-57.9	-52.1	-185.4
Depreciations and amortizations of non-financial assets		-11.0	-9.5	-8.5	-35.8
Net credit losses	3	-14.4	-22.2	2.3	-38.7
Operating profit		517.8	484.0	212.3	1,408.1

Taxes	4	-115.7	-108.4	-48.6	-318.0
Net profit (after taxes)(i)		402.1	375.6	163.7	1,090.1

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		-12.7	-7.5	-22.9	3.9
Derivatives in cash flow hedges		145.9	13.7	-173.8	-406.7
Tax on items to be reclassified to profit or loss	4	-29.3	-1.4	43.3	88.6
Net items to be reclassified to profit or loss		103.9	4.8	-153.4	-314.2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		0.0	6.0	54.8	60.8
Tax on items not to be reclassified to profit or loss	4	0.0	-1.3	-12.1	-13.4
Net items not to be reclassified to profit or loss		0.0	4.7	42.7	47.4

Total other comprehensive income		103.9	9.5	-110.7	-266.8

Total comprehensive income(i)		506.0	385.1	53.0	823.3

(i) The entire profit is attributable to the shareholder of the Parent Company.

Skr	Jan-Mar, 2014	Oct-Dec, 2013	Jan-Mar, 2013	Jan-Dec, 2013
Basic and diluted earnings per share(ii)	100.8	94.1	41.0	273.2

(ii) Net profit (after taxes) divided by average number of shares, which amounts to 3,990,000 for each period.

Consolidated Statement of Financial Position

Unaudited (except for Jan-Dec, 2013)

Skr mn	Note	March 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	5, 6, 7	9,303.0	8,337.3
Treasuries/government bonds	5, 6, 7	6,364.3	4,594.8
Other interest-bearing securities except loans	3, 5, 6, 7	69,608.2	64,151.1
Loans in the form of interest-bearing securities	5, 6, 7	58,008.5	60,957.7
Loans to credit institutions	3, 5, 6, 7	23,146.2	24,819.1
Loans to the public	3, 5, 6, 7	126,020.5	125,552.9
Derivatives	6, 7, 8	14,477.1	14,227.9
Property, plant, equipment and intangible assets		147.0	150.2
Other assets		2,553.1	1,039.3
Prepaid expenses and accrued revenues		2,743.9	2,723.6
Total assets		312,371.8	306,553.9

Liabilities and equity
Borrowing from credit institutions	6, 7	7,650.6	8,256.1
Borrowing from the public	6, 7	59.3	59.3
Senior securities issued	6, 7	269,735.0	260,900.4
Derivatives	6, 7, 8	13,293.1	16,788.0
Other liabilities		1,337.2	785.5
Accrued expenses and prepaid revenues		2,382.5	2,432.8
Deferred tax liabilities		759.8	682.8
Provisions		50.7	51.8
Subordinated securities issued	6, 7	1,607.3	1,606.9
Total liabilities		296,875.5	291,563.6

Share capital		3,990.0	3,990.0
Reserves		239.6	135.7
Retained earnings		11,266.7	10,864.6
Total equity		15,496.3	14,990.3

Total liabilities and equity		312,371.8	306,553.9

Collateral provided etc.
Cash collateral under the security agreements for derivative contracts		4,709.4	6,945.8
Interest-bearing securities
Subject to lending		99.1	160.0

Contingent assets and liabilities	11	1.0	1.0

Commitments
Committed undisbursed loans	11	22,853.0	20,480.2
Binding offers	11	31,141.4	35,083.0

Consolidated Statement of Changes in Equity in Summary

Unaudited (except for Jan-Dec, 2013)

			Reserves
Skr mn	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2013	14,379.6	3,990.0	469.2	-19.3	9,939.7
Net profit Jan-Mar, 2013	163.7				163.7
Other comprehensive income Jan-Mar, 2013 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-22.9			-22.9
Derivatives in cash flow hedges	-173.8		-173.8
Tax on items to be reclassified to profit or loss	43.3		38.3	5.0
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	54.8				54.8
Tax on items not to be reclassified to profit or loss	-12.1				-12.1
Total other comprehensive income Jan-Mar, 2013	-110.7		-135.5	-17.9	42.7
Total comprehensive income Jan-Mar, 2013	53.0		-135.5	-17.9	206.4
Closing balance of equity March 31, 2013 (2)	14,432.6	3,990.0	333.7	-37.2	10,146.1
Opening balance of equity January 1, 2013	14,379.6	3,990.0	469.2	-19.3	9,939.7
Net profit Jan-Dec, 2013	1,090.1				1,090.1
Other comprehensive income Jan-Dec, 2013 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	3.9			3.9
Derivatives in cash flow hedges	-406.7		-406.7
Tax on items to be reclassified to profit or loss	88.6		89.5	-0.9
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	60.8				60.8
Tax on items not to be reclassified to profit or loss	-13.4				-13.4
Total other comprehensive income Jan-Dec, 2013	-266.8		-317.2	3.0	47.4
Total comprehensive income Jan-Dec, 2013	823.3		-317.2	3.0	1,137.5
Dividend	-212.6				-212.6
Closing balance of equity December 31, 2013 (2)	14,990.3	3,990.0	152.0	-16.3	10,864.6
Opening balance of equity January 1, 2014	14,990.3	3,990.0	152.0	-16.3	10,864.6
Net profit Jan-Mar, 2014	402.1				402.1
Other comprehensive income Jan-Mar, 2014 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-12.7			-12.7
Derivatives in cash flow hedges	145.9		145.9
Tax on items to be reclassified to profit or loss Jan-Mar, 2014	-29.3		-32.1	2.8
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	0.0				0.0
Tax on items not to be reclassified to profit or loss Jan-Mar, 2014	0.0				0.0
Total other comprehensive income Jan-Mar, 2014	103.9		113.8	-9.9	0.0
Total comprehensive income Jan-Mar, 2014	506.0		113.8	-9.9	402.1
Closing balance of equity March 31, 2014 (2)	15,496.3	3,990.0	265.8	-26.2	11,266.7

(1)The total number of shares is 3,990,000.

(2)The entire equity is attributable to the shareholder of the Parent Company.

Statement of Cash Flows in the Consolidated Group

Unaudited (except for Jan-Dec, 2013)

Skr mn	Jan-Mar, 2014	Jan-Mar, 2013	Jan-Dec, 2013
Operating activities
Operating profit (1)	517.8	212.3	1,408.1
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	14.9	2.7	46.5
Depreciation	10.9	8.5	35.8
Exchange rate differences	0.2	1.1	-12.0
Unrealized changes in fair value	-215.5	138.5	260.5
Other	-71.1	83.9	-57.7
Income tax paid	-70.9	-96.1	-270.6
Total adjustments to convert operating profit to cash flow	-331.5	138.6	2.5
Disbursements of loans	-13,595.3	-16,896.0	-60,237.4
Repayments of loans	16,357.2	13,854.4	41,693.2
Net change in bonds and securities held	-7,290.6	6,864.3	12,446.9
Derivatives relating to loans	21.5	194.9	148.1
Other changes — net	391.3	-113.0	631.7
Cash flow from operating activities	-3,929.6	4,255.5	-3,906.9
Investing activities
Capital expenditures	-7.8	-11.9	-35.3
Cash flow from investing activities	-7.8	-11.9	-35.3
Financing activities
Proceeds from issuance of short-term senior debt	163.8	1,241.8	12,837.5
Proceeds from issuance of long-term senior debt	12,266.4	18,567.5	98,238.1
Repayments of debt	-3,788.3	-9,205.7	-59,829.6
Repurchase and early redemption of own long-term debt	-3,618.8	-13,181.2	-44,841.8
Derivatives relating to debts	-78.4	-474.8	3,768.0
Dividend paid	—	—	-212.6
Cash flow from financing activities	4,944.7	-3,052.4	9,959.6
Net cash flow for the year	1,007.3	1,191.2	6,017.4
Exchange rate differences on cash and cash equivalents	-41.6	-16.7	-18.3
Cash and cash equivalents at beginning of the period	8,337.3	2,338.2	2,338.2
Cash and cash equivalents at end of the period (2)	9,303.0	3,512.7	8,337.3
of which cash at banks	436.3	202.7	418.2
of which cash equivalents	8,866.7	3,310.0	7,919.1

(1) Interest payments received and expenses paid

Interest payments received	969.1	1,087.2	4,088.6
Interest expenses paid	719.5	519.8	2,527.4

(2) Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 5.

Notes

1.              Applied accounting principles and effects from changes in accounting principles

2.              Net results of financial transactions

3.              Impairment and past-due receivables

4.              Taxes

5.              Loans and liquidity placements

6.              Classification of financial assets and liabilities

7.              Financial assets and liabilities at fair value

8.              Derivatives

9.              S-system

10.       Segment reporting

11.       Contingent liabilities, contingent assets and commitments

12.       Capital adequacy

13.       Exposures

14.      Transactions with related parties

15.       Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Interim report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from International Financial Reporting Interpretations Committee (IFRIC), and endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2013 annual financial statements except for the replacement of the financial highlights Operating profit excluding unrealized changes in fair value and After-tax return on equity excluding unrealized changes in fair value with Operating profit excluding net results of financial transactions and After-tax return on equity excluding net results of financial transactions. Additionally, the disclosure on Net results of financial transactions has been amended and the item is now explained with reference to the relevant financial categories. Disclosure on segment reporting has also been amended as management now evaluates business mainly on the basis of Operating profit excluding net results of financial transactions. Comparative figures for prior periods have been adjusted accordingly. Other new standards and amendments, including the amended IAS 39 Financial Instruments: Recognition and Measurement, Novation of Derivatives and Continuation of Hedge Accounting and IAS 32 Financial Instruments: Presentation. Offsetting Financial Assets and Financial Liabilities, have not had any material impact on SEK’s financial statements.

In addition to the changes above, certain amounts reported in prior periods have been reclassified to conform to the current presentation. This Interim report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2013.

Note 2. Net results of financial transactions

Skr mn	Jan-Mar 2014		Oct-Dec 2013	Jan-Mar 2013	Jan-Dec 2013
Net results of financial transactions related to:

Derecognition of financial instruments not measured at fair value through profit or loss	89.0		1.1	1.2	488.6

Financial assets or liabilities at fair value through profit or loss (1)	58.7	(2)	679.5	-318.0	-95.4

Financial instruments under fair-value hedge accounting	157.9	(2)	-380.4	228.3	2.2

Ineffectiveness of cash flow hedges that have been reported in the profit or loss	6.4		7.4	1.6	12.1

Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-2.3		-5.4	0.6	0.9
Total net result of financial transactions	309.7		302.2	-86.3	408.4

(1) No assets or liabilities are classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS 39.

(2) During the first quarter of 2014, SEK adopted new interest rate curves in order to take better account of market differences in the pricing of three-and six month flows. The improved methodology resulted in some positive impact on operating income.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in Net result of financial transactions will not affect earnings over time since the changes in market value will be zero if the instrument is held to maturity. Realized gains and losses will occur if SEK repurchases own debt or if lending is repaid early and the related hedging instrument are closed prematurely.

Note 3. Impairment and past-due receivables

Skr mn	Jan-Mar, 2014	Oct-Dec, 2013	Jan-Mar, 2013	Jan-Dec, 2013
Credit losses (1), (2), (3)	-20.4	-44.5	-2.7	-68.2
Established losses	—	—	—	-2.5
Reversal of previous write-downs (1), (2), (3)	5.5	21.7	0.0	21.7
Net impairments, established losses and reversals	-14.9	-22.8	-2.7	-49.0
Recovered credit losses	0.5	0.6	5.0	10.3
Net credit losses	-14.4	-22.2	2.3	-38.7
of which related to loans(4)	-13.2	-21.9	5.0	-32.2
of which related to liquidity placements(4)	-1.2	-0.3	-2.7	-6.5

Reserve of impairment of financial assets
Balance brought forward	-769.2	-740.4	-720.3	-720.3
Impaired financial assets sold	—	—	—	—
Net impairments, established losses and reversals	-14.9	-22.8	-2.7	-49.0
Currency effects	0.1	-6.0	0.4	0.1
Closing balance	-784.0	-769.2	-722.6	-769.2
of which related to loans(4)	-291.8	-278.1	-234.7	-278.1
of which related to liquidity placements(4)	-492.2	-491.1	-487.9	-491.1

(1) SEK has two assets in the form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. A reversal (net) of Skr 1.1 million was recorded in the three-month period in relation to these two CDOs (1Q13: impairment of Skr 2.7 million), bringing the total of such impairment to Skr 468.5 million (year-end 2013: Skr 469.3 million). The assets have a gross book value before impairment of Skr 580.3 million (year-end 2013: Skr 582.7 million).

(2) SEK has a restructured receivable amounting to Skr 141.9 million where a reversal of Skr 0.4 million was recorded during the first quarter of 2014. This impairment is included in credit losses and the closing balance at the end of first quarter 2014.

(3) The amount for the three month period includes a provision of Skr 20.0 million related to bad debts not linked to a specific counterparty. No additional provision was made in the same period in the previous year. The result is that the provision for bad debts not linked to a specific counterparty amounts to the total of Skr 230.0 million (year-end 2013: Skr 210.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. SEK established the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(4) See Note 5 for definitions.

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	March 31, 2014	December 31, 2013
Past-due receivables:
Aggregate amount of principal and interest less than 90 days past-due(2)	377.2	13.2
Aggregate amount of principal and interest more than 90 days past-due (1)	3.6	2.1
Principal amount not past-due on such receivables(2)	4,861.9	601.1

(1) Of the aggregate amount of principal and interest past due Skr 1.6 million (year-end 2013: Skr 0.8 million) was due for payment more than three but less than six months before the end of the reporting period, and Skr 0.8 million (year-end 2013: Skr 0.7 million) was due for payment more than six but less than nine months before the end of the reporting period.

(2) As of March 31, 2014 SEK has a large unsettled amount. This loan represents the main part of total loans outstanding. The loan in question is fully covered by adequate guarantees and therefore no loan loss reserve has been made.

Note 4. Taxes

The income tax rate on the profit or loss for the year comprises current and deferred taxes and is 22.0 percent. Current tax is tax expected to be payable on taxable income for the current period. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on other taxable temporary differences. Deferred taxes are calculated on all taxable temporary differences, regardless of whether a given temporary difference is recognized in the income statement or through other comprehensive income.

Note 5. Loans and liquidity placements

Loans in the form of interest-bearing securities are a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	March 31, 2014	December 31, 2013
Loans:
Loans in the form of interest-bearing securities	58,008.5	60,957.7
Loans to credit institutions	23,146.2	24,819.1
Loans to the public	126,020.5	125,552.9
Less:
Cash collateral under the security agreements for derivative contracts	-4,709.4	-6,945.8
Deposits with time to maturity exceeding three months	-1,208.0	-2,906.5
Total loans	201,257.8	201,477.4

Liquidity placements:
Cash and cash equivalents (1)	9,303.0	8,337.3
Cash collateral under the security agreements for derivative contracts	4,709.4	6,945.8
Deposits with time to maturity exceeding three months	1,208.0	2,906.5
Treasuries/government bonds	6,364.3	4,594.8
Other interest-bearing securities except loans	69,608.2	64,151.1
Total liquidity placements	91,192.9	86,935.5

Total interest-bearing assets	292,450.7	288,412.9

(1)Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Note 6. Classification of financial assets and liabilities

	March 31, 2014
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)
Cash and cash equivalents	9,303.0	—	—	—	—	9,303.0
Treasuries/government bonds	6,364.3	—	—	—	6,330.0	34.3
Other interest-bearing securities except loans	69,608.2	—	1,905.2	—	57,765.5	9,937.5
Loans in the form of interest-bearing securities	58,008.5	—	1,314.0	—	—	56,694.5
Loans to credit institutions	23,146.2	—	—	—	—	23,146.2
Loans to the public	126,020.5	—	—	—	—	126,020.5
Derivatives	14,477.1	5,847.4	—	8,629.7	—	—
Total financial assets	306,927.8	5,847.4	3,219.2	8,629.7	64,095.5	225,136.0

	March 31, 2014
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	7,650.6	—	—	—	7,650.6
Borrowing from the public	59.3	—	—	—	59.3
Senior securities issued	269,735.0	—	81,351.4	—	188,383.6
Derivatives	13,293.1	8,965.1	—	4,328.0	—
Subordinated securities issued	1,607.3	—	—	—	1,607.3
Total financial liabilities	292,345.3	8,965.1	81,351.4	4,328.0	197,700.8

	December 31, 2013
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)
Cash and cash equivalents	8,337.3	—	—	—	—	8,337.3
Treasuries/government bonds	4,594.8	—	—	—	4,560.2	34.6
Other interest-bearing securities except loans	64,151.1	—	2,341.7	—	42,800.7	19,008.7
Loans in the form of interest-bearing securities	60,957.7	—	1,324.5	—	—	59,633.2
Loans to credit institutions	24,819.1	—	—	—	—	24,819.1
Loans to the public	125,552.9	—	—	—	—	125,552.9
Derivatives	14,227.9	5,972.9	—	8,255.0	—	—
Total financial assets	302,640.8	5,972.9	3,666.2	8,255.0	47,360.9	237,385.8

	December 31, 2013
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities(3)
Borrowing from credit institutions	8,256.1	—	—	—	8,256.1
Borrowing from the public	59.3	—	—	—	59.3
Senior securities issued	260,900.4	—	81,326.9	—	179,573.5
Derivatives	16,788.0	12,318.1	—	4,469.9	—
Subordinated securities issued	1,606.9	—	—	—	1,606.9
Total financial liabilities	287,610.7	12,318.1	81,326.9	4,469.9	189,495.8

(1)Of loans and receivables, 8.7 percent (year-end 2013: 8.3 percent) are subject to fair-value hedge accounting and 8.7 percent (year-end 2013: 8.4 percent) are subject to cash-flow hedge accounting; the remaining 82.6 percent (year-end 2013: 83.3 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(2)No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3)Of other financial liabilities, 73.0 percent (year-end 2013: 73.5 percent) are subject to fair-value hedge accounting, the remaining 27.0 percent (year-end 2013: 26.5 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to -316.7 Skr million (year-end 2013: Skr -320.7 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to March 31, 2014, the credit risk component has decreased by Skr 4.0 million, which decreased the value of financial liabilities and affected operating profit positively. For the period January 1 to March 31, 2013, the credit risk component had changed by Skr -51.5 million, which increased the value of financial liabilities and affected operating profit negatively. The accumulated changes for derivatives originating from credit risk amounted to Skr -36.6 million as of March 31, 2014. The change for the period January 1 to March 31, 2014, amounted to Skr -29.8 million, which had a negative effect on operating profit. The valuation is made on the counterparty level.

Repayments of long-term debt amounting to approximately Skr -3.8 billion (1Q13: Skr -9.2 billion) have been effectuated, during the three-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -3.6 billion (1Q13: Skr -13.2 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the category “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 owing to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore, there was no need for impairment of securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. If SEK had not chosen the reclassification option, the effect reported in other comprehensive income would have been a negative effect of Skr -1.5 million for the period January 1 to March 31, 2014. For the same period in 2013, the reclassification would have decreased other comprehensive income by Skr -13.9 million.

Skr mn	March 31, 2014			December 31, 2013
Reclassified financial assets	Nominal value	Book value	Fair value	Nominal value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	—	—	—
Loans in the form of interest-bearing securities	572.7	605.6	614.9	572.4	619.8	630.6
Total	572.7	605.6	614.9	572.4	619.8	630.6

Note 7. Financial assets and liabilities at fair value

	March 31, 2014
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	9,303.0	9,303.0	0.0
Treasuries/governments bonds	6,364.3	6,364.3	0.0
Other interest-bearing securities except loans	69,608.2	69,428.6	-179.6
Loans in the form of interest-bearing securities	58,008.5	59,912.5	1,904.0
Loans to credit institutions	23,146.2	23,228.1	81.9
Loans to the public	126,020.5	127,536.6	1,516.1
Derivatives	14,477.1	14,477.1	0.0
Total financial assets	306,927.8	310,250.2	3,322.4

Borrowing from credit institutions	7,650.6	7,671.9	21.3
Borrowing from the public	59.3	59.3	0.0
Senior securities issued	269,735.0	271,176.6	1,441.6
Derivatives	13,293.1	13,293.1	0.0
Subordinated securities issued	1,607.3	1,611.3	4.0
Total financial liabilities	292,345.3	293,812.2	1,466.9

	December 31, 2013
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	8,337.3	8,337.3	0.0
Treasuries/governments bonds	4,594.8	4,594.8	0.0
Other interest-bearing securities except loans	64,151.1	63,939.6	-211.5
Loans in the form of interest-bearing securities	60,957.7	63,163.8	2,206.1
Loans to credit institutions	24,819.1	24,891.6	72.5
Loans to the public	125,552.9	127,331.2	1,778.3
Derivatives	14,227.9	14,227.9	0.0
Total financial assets	302,640.8	306,486.2	3,845.4

Borrowing from credit institutions	8,256.1	8,277.3	21.2
Borrowing from the public	59.3	59.3	0.0
Senior securities issued	260,900.4	262,298.8	1,398.4
Derivatives	16,788.0	16,788.0	0.0
Subordinated securities issued	1,606.9	1,589.9	-17.0
Total financial liabilities	287,610.7	289,013.3	1,402.6

The majority of financial liabilities and some of the financial assets in the statement of financial position are accounted for at full fair value or at a value that represents fair value for the components hedged in a hedging relationship. However, loans and receivables and other financial liabilities which are neither subject to hedge accounting nor carried at fair value using fair value option, are accounted for at amortized cost.

In the process of estimating or deriving fair values for items accounted for at amortized cost, certain simplifying assumptions have been made. In those cases where quoted market values for the relevant items are available, such market values have been used. However, for a large portion of the items there are no such quoted market values. In such cases the fair value has been estimated or derived using valuation models that may be associated with uncertainties.

Determining fair value of financial instruments

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available.

Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflects the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy in the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data) to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

• the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

•quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

• historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

• similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads.

SEK continuously ensures the high quality of market data, and in connection with the financial reporting a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Correlations that are non-observable market data are calculated from time-series of observable market data. When extrapolated market data as interest rates are used they are calculated by setting the last observable node as a constant for longer maturities.

Fair value adjustments applied by SEK reflect additional factors that market participants take into account and that are not captured by the valuation model. Management assesses level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and unobservable parameters, where relevant.

The Board’s Finance Committee has delegated to SEK’s Executive Committee’s Asset and Liability Committee, to act as SEK’s decision-making body regarding methodology and policies regarding fair values, including approval of valuation models. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. The Asset and Liability Committee makes decisions regarding the approval (or changes to) the valuation model.  Analysis of significant unobservable inputs, fair value adjustments and significant changes to the fair value of level-3-instruments are conducted quarterly in an assessment of the reasonableness of the valuation model.

Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges.  These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit and loss and therefore the imbedded derivatives are not separated.

As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable); such changes in fair value would generally offset each other.

	March 31, 2014
Financial assets in fair value hierarchy	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	6,330.0	—	—	6,330.0
Other interest-bearing securities except loans	1,541.2	108.0	256.0	1,905.2	3,807.4	53,958.1	—	57,765.5
Loans in the form of interest-bearing securities	827.0	487.0	—	1,314.0	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	376.5	10,985.4	3,115.2	14,477.1	—	—	—	—
Total financial assets in fair value hierarchy	2,744.7	11,580.4	3,371.2	17,696.3	10,137.4	53,958.1	—	64,095.5

	March 31, 2014
Financial liabilities in fair value hierarchy	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	28,047.0	53,304.4	81,351.4
Derivatives	50.8	10,133.5	3,108.8	13,293.1
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	50.8	38,180.5	56,413.2	94,644.5

During the period January to March 2014 no assets or liabilities were transferred from level 1 to level 2. Transfers to Level 3 of both assets and liabilities totaled Skr 7.6 million due to review of underlying valuation parameters.

	December 31, 2013
Financial assets in fair value hierarchy	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-Sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	4,560.2	—	—	4,560.2
Other interest-bearing securities except loans	1,923.7	156.2	261.8	2,341.7	5,318.3	37,482.4	—	42,800.7
Loans in the form of interest-bearing securities	832.9	491.6	—	1,324.5	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	10,597.2	3,630.7	14,227.9	—	—	—	—
Total financial assets in fair value hierarchy	2,756.6	11,245.0	3,892.5	17,894.1	9,878.5	37,482.4	—	47,360.9

	December 31, 2013
Financial liabilities in fair value hierarchy	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	25,934.2	55,392.7	81,326.9
Derivatives	52.9	13,227.3	3,507.8	16,788.0
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	52.9	39,161.5	58,900.5	98,114.9

During January-December 2013, no financial assets or liabilities at fair value have been moved from level 1 to level 2. Certain interest -bearing securities have been moved from level 2 to level 1 with the amount of Skr 1,748.9 million due to a review of the classification in connection to the implementation of IFRS 13.

	March 31, 2014
Financial assets at fair value in level 3 Skr mn	January 1, 2014	Purchases	Settlements & sales	Transfers to level 3	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2014	Unrealized gains (-) and losses (+) through profit or loss(1)
Other interest-bearing securities except loans	261.8	—	—	—	—	-5.8	—	256.0	-5.8
Loans in the form of interest-bearing securities	0.0	—	—	—	—	—	—	—	—
Derivatives	3,630.7	—	-305.7	0.1	—	-209.9	—	3,115.2	-81.6
Total financial assets at fair value in level 3	3,892.5	—	-305.7	0.1	—	-215.7	—	3,371.2	-87.4

	March 31, 2014
Financial liabilities at fair value in level 3 Skr mn	January 1, 2014	Issues	Settlements & buy- backs	Transfers to level 3	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	March 31, 2014	Unrealized gains (-) and losses (+) through profit or loss(1)
Senior securities issued	55,392.7	861.5	-4,724.9	7.1	—	1,768.0	—	53,304.4	-371.3
Derivatives	3,507.8	193.6	-40.8	0.4	—	-552.2	—	3,108.8	174.4
Total financial liabilities at fair value in level 3	58,900.5	1,055.1	-4,765.7	7.5	—	1,215.8	—	56,413.2	-196.9

	December 31, 2013
Financial assets at fair value in level 3 Skr mn	January 1, 2013	Purchases	Settlements & sales	Transfers to level 3(2)	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (-) and losses (+) through profit or loss(1)
Other interest-bearing securities except loans	520.6	—	-41.2	—	-191.1	-26.5	—	261.8	-3.5
Loans in the form of interest-bearing securities	506.3	—	-504.6	—	—	-1.7	—	0.0	—
Derivatives	9,004.8	—	-2,870.4	300.5	-808.7	-1,995.5	—	3,630.7	-3,067.0
Total financial assets at fair value in level 3	10,031.7	—	-3,416.2	300.5	-999.8	-2,023.7	—	3,892.5	-3,070.5

	December 31, 2013
Financial liabilities at fair value in level 3 Skr mn	January 1, 2013	Issues	Settlements & buy- backs	Transfers to level 3(2)	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (-) and losses (+) through profit or loss(1)
Senior securities issued	89,207.5	6,724.1	-46,426.1	11,753.3	-7,913.4	2,047.3	—	55,392.7	4,502.3
Derivatives	5,112.5	654.9	-1,114.8	989.8	-75.5	-2,059.1	—	3,507.8	-2,027.3
Total financial liabilities at fair value in level 3	94,320.0	7,379.0	-47,540.9	12,743.1	-7,988.9	-11.8	—	58,900.5	2,475.0

(1) Gains and losses through profit or loss is reported as Net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of March 31, 2014 amount to Skr 0.1 billion (year-end 2013: Skr 0.6 billion) and are reported as Net results of financial transactions.

(2)The transfers both to level 3 from level 2 and from level 3 to level 2 during the period January to December 2013 is due to a review of the classification in connection with the implementation of IFRS 13.

Uncertainty of valuation of level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of level-3- instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of level-3- instruments using other reasonable parameter values. Option models are used to value the instruments in level 3.  For level-3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/- 10 basis points. For the level-3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. The analysis shows the impact of the non-observable market data on the market value.  In addition to this, the market value of observable market data will be affected.

The result is consistent with SEK’s business model where debt securities connected with embedded derivatives are hedged by using the derivative. This means that an increase or decrease in the value of the hybrid instrument is offset by an equally large increase or decrease of the embedded derivative, as the underlying reference in the bond is also a part of the derivative. The table below presents the scenario analysis of the effect on level -3- instruments, with maximum positive and negative changes. The analysis shows the effect when both the issued securities and derivative have their maximum or minimum market value, regardless if it is an asset or a liability.

Significant unobservable inputs

Skr mn	Fair values at March 31, 2014	Range of estimates for unobservable input(1)
Type of financial instrument
Assets
Other interest-bearing securities except loans	256.0
Derivatives	3,115.2	FX	0.94 - (0.80)
Liabilities		Equity	0.94 - (0.47)
Senior securities issued	53,304.4	Other	0.94 - (0.80)
Derivatives	3,108.8

(1) Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the bond and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1.

Sensitivity analysis - level 3 assets and liabilities

	March 31, 2014
	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value
Skr mn	Total		FX		Equity		Interest rate		Other
Assets
Other interest-bearing securities except loans	—	—	—	—	—	—	—	—	—	—
Derivatives	-37.1	30.3	54.1	-54.4	-1.8	1.6	-93.0	87.0	3.5	-3.8
Total change in fair value of level 3 assets	-37.1	30.3	54.1	-54.4	-1.8	1.6	-93.0	87.0	3.5	-3.8

Liabilities
Senior securities issued	85.9	-79.7	-168.7	159.6	4.8	-4.8	255.3	-238.5	-5.5	4.0
Derivatives	-58.9	60.6	102.6	-101.5	-1.9	2.3	-160.6	159.7	1.0	0.0
Total change in fair value of level 3 liabilities	27.0	-19.1	-66.1	58.1	2.9	-2.5	94.7	-78.8	-4.5	4.0

Total effect on profit or loss	-10.1	11.2	-12.0	3.7	1.1	-0.9	1.7	8.2	-1.0	0.2

Sensitivity analysis - level 3 assets and liabilities

	December 31, 2013
	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value
Skr mn	Total		FX		Equity		Interest rate		Other
Assets
Other interest-bearing securities except loans	—	—	—	—	—	—	—	—	—	—
Derivatives	-10.0	9.1	44.8	-41.1	-2.9	2.7	-54.6	50.8	2.7	-3.2
Total change in fair value of level 3 assets	-10.0	9.1	44.8	-41.1	-2.9	2.7	-54.6	50.8	2.7	-3.2

Liabilities
Senior securities issued	105.6	-118.7	-156.8	144.7	4.1	-4.0	262.2	-263.2	-3.9	3.8
Derivatives	-103.0	108.0	105.5	-101.4	-1.6	1.2	-207.3	208.7	0.4	-0.5
Total change in fair value of level 3 liabilities	2.6	-10.7	-51.3	43.3	2.5	-2.8	54.9	-54.5	-3.5	3.3

Total effect on profit or loss	-7.4	-1.6	-6.5	2.2	-0.4	-0.1	0.3	-3.7	-0.8	0.1

Note 8. Derivatives

Derivatives by categories

	March 31, 2014			December 31, 2013
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,131.3	5,289.7	210,325.5	3,030.0	8,289.0	209,375.7
Currency-related contracts	9,361.5	6,984.3	174,134.2	8,971.8	7,424.7	172,711.6
Equity-related contracts	1,854.4	941.6	19,301.9	2,159.9	898.8	21,195.6
Contracts related to commodities, credit risk, etc.	129.9	77.5	4,520.1	66.2	175.5	4,572.6
Total derivatives	14,477.1	13,293.1	408,281.7	14,227.9	16,788.0	407,855.5

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts . These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives (primarily) to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

The nominal amounts and fair values of derivative instruments do not reflect real exposures. Where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. Where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements.

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of  March 31, 2014, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 6,141.3 million (year-end 2013: Skr 7,873.0 million).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not transacted on an exchange. SEK’s derivative transactions that are not transacted on an exchange are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty that are due on a single day in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

The above ISDA arrangements do not meet the criteria for offsetting in the statement of financial position. This is because such agreements create a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of SEK or the counterparties. In addition, SEK and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash and, to a limited extent, government bonds. Such collateral is subject to the standard industry terms of the ISDA Credit Support Annex.

The disclosures set out in the tables below include financial assets and financial liabilities that are subject to an enforceable master netting arrangement or similar agreement that cover similar financial instruments. SEK only enters into derivative transactions that are subject to enforceable master netting agreements or similar agreements. SEK has no financial assets or liabilities that are offset in the statement of financial position.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	March 31, 2014	December 31, 2013
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial assets	14,477.1	14,227.9
Amounts offset in the statement of financial position	—	—
Net amounts of financial assets presented in the statement of finacial position	14,477.1	14,227.9
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-7,391.7	-8,403.8
Cash collateral received	-5,677.0	-5,191.0
Net amount	1,408.4	633.1

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	March 31, 2014	December 31, 2013
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	13,293.1	16,788.0
Amounts offset in the statement of financial position	—	—
Net amounts of financial liabilities presented in the statement of finacial position	13,293.1	16,788.0
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-7,391.7	-8,403.8
Cash collateral paid	-3,249.8	-5,372.4
Net amount	2,651.6	3,011.8

Note 9. S-system

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). In accordance with its assignment in an owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2013. The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

Statement of Comprehensive Income for the S-system

Skr mn	Jan-Mar, 2014	Oct-Dec, 2013	Jan-Mar, 2013	Jan-Dec, 2013
Interest revenues	287.7	296.7	267.4	1,118.7
Interest expenses	-234.0	-241.2	-214.8	-902.9
Net interest revenues	53.7	55.5	52.6	215.8
Interest compensation	9.2	84.1	0.0	95.4
Remuneration to SEK(1)	-27.2	-27.0	-24.8	-105.3
Foreign exchange effects	-0.2	3.7	-0.3	3.0
Reimbursement to (-) / from (+) the State	-35.5	-116.3	-27.5	-208.9
Operating profit	0.0	0.0	0.0	0.0

(1)The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	March 31, 2014	December 31, 2013
Cash and cash equivalents	250.1	230.7
Loans	42,947.3	43,247.9
Derivatives	127.6	119.3
Other assets	961.3	1,003.3
Prepaid expenses and accrued revenues	336.2	247.3
Total assets	44,622.5	44,848.5

Liabilities	43,361.0	43,454.6
Derivatives	1,017.1	1,065.1
Accrued expenses and prepaid revenues	244.4	328.8
Equity	—	—
Total liabilities and equity	44,622.5	44,848.5

Commitments
Committed undisbursed loans	10,726.1	8,536.6
Binding offers	30,594.3	31,002.5

Results under the S-System by type of loan CIRR loans (Commercial Interest Reference Rate)

Skr mn	Jan-Mar, 2014	Oct-Dec, 2013	Jan-Mar, 2013	Jan-Dec, 2013
Net interest revenues	64.2	66.1	63.3	259.2
Interest compensation	9.2	84.1	0.0	95.4
Remuneration to SEK	-26.6	-26.5	-24.3	-103.2
Foreign exchange effects	-0.2	3.7	-0.3	3.0
Results under the S-System by CIRR loans	46.6	127.4	38.7	254.4

Results under the S-System by type of loan Concessionary loans

Skr mn	Jan-Mar, 2014	Oct-Dec, 2013	Jan-Mar, 2013	Jan-Dec, 2013
Net interest revenues	-10.5	-10.6	-10.7	-43.4
Interest compensation	—	—	—	—
Remuneration to SEK	-0.6	-0.5	-0.5	-2.1
Foreign exchange effects	—	—	—	—
Results under the S-System by Concessionary loans	-11.1	-11.1	-11.2	-45.5

Total comprehensive income in the S-System which represents remuneration to the State	35.5	116.3	27.5	208.9

Note 10. Segment reporting

In accordance with IFRS 8, SEK has the following two segments: corporate lending and end customer finance. Corporate lending concerns financing that SEK arranges directly to, or for the benefit of, Swedish export companies. End customer finance refers to financing that SEK arranges for buyers of Swedish goods and services.

SEK’s management evaluates its business mainly on the basis of operating profit excluding net results of financial transactions.  The performance measure used has been changed as of January 1, 2014, and comparative figures for 2013 are now presented on the basis of the new measurement. Evaluation of the segments’ profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated with an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

Consolidated Statement of Comprehensive Income

	Jan-Mar, 2014
Skr mn	Corporate lending	End- customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	246.0	105.3	—	351.3
Other operating income	—	—	—	—
Operating expenses	-49.2	-79.6	—	-128.8
Net credit losses	-8.3	-6.1	—	-14.4
Operating profit excluding net results of financial transactions	188.5	19.6	—	208.1
Net results of financial transactions	—	—	309.7	309.7
Operating profit	188.5	19.6	309.7	517.8

Consolidated Statement of Comprehensive Income

	Oct-Dec, 2013
Skr mn	Corporate lending	End- customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	214.3	145.6	—	359.9
Other operating income	—	—	—	—
Operating expenses	-63.7	-92.1	—	-155.8
Net credit losses	7.6	-29.8	—	-22.2
Operating profit excluding net results of financial transactions	158.2	23.7	—	181.9
Net results of financial transactions	—	—	302.1	302.1
Operating profit	158.2	23.7	302.1	484.0

Consolidated Statement of Comprehensive Income

	Jan-Mar, 2013
Skr mn	Corporate lending	End- customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	262.7	163.6	—	426.3
Other operating income	—	—	—	—
Operating expenses	-47.6	-82.4	—	-130.0
Net credit losses	2.8	-0.5	—	2.3
Operating profit excluding net results of financial transactions	217.9	80.7	—	298.6
Net results of financial transactions	—	—	-86.3	-86.3
Operating profit	217.9	80.7	-86.3	212.3

Consolidated Statement of Comprehensive Income

	Jan-Dec, 2013
Skr mn	Corporate lending	End- customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	964.9	584.8	—	1,549.7
Other operating income	—	—	—	—
Operating expenses	-197.4	-313.9	—	-511.3
Net credit losses	-2.6	-36.1	—	-38.7
Operating profit excluding net results of financial transactions	764.9	234.8	—	999.7
Net results of financial transactions	—	—	408.4	408.4
Operating profit	764.9	234.8	408.4	1,408.1

Interest-bearing assets and Committed undisbursed loans

	March 31, 2014			December 31, 2013
Skr bn	Corporate lending	End-customer finance	Sum of segments	Corporate lending	End-customer finance	Sum of segments
Interest-bearing assets	122.6	163.5	286.1	121.6	158.5	280.1
Committed undisbursed loans	2.7	20.2	22.9	2.0	18.5	20.5

Reconciliation between sum of segments and Total assets in the Consolidated Statement of Financial Position

Skr bn	March 31, 2014	December 31, 2013
Sum of segments	286.1	280.1
Cash and cash equivalents	9.3	8.3
Derivatives	14.5	14.2
Property, plant, equipment and intangible assets	0.1	0.2
Other assets	2.6	1.0
Prepaid expenses and accrued revenues	2.7	2.7
Other (1)	-2.9	0.1
Total assets	312.4	306.6

(1)The line item consists mainly of unrealized changes in fair value.

Note 11. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of March 31, 2014. Contingent liabilities consist of liabilities related to previous loans made by Venantius AB amounting to Skr 1.0 million (year-end 2013: Skr 1.0 million).

Commitments consist of committed undisbursed loans and binding offers. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed as of March 31, 2014. Of the Skr 22,853.0 million of committed undisbursed loans at March 31, 2014 (year-end 2013: Skr 20,480.2 million), committed undisbursed loans under the S-system represented Skr 10,726.1 million (year-end 2013: Skr 8,536.6 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state (see Note 9).

As of March 31, 2014, the aggregate amount of outstanding offers amounted to Skr 56,639.6 million (year-end 2013: Skr 65,549.1 million). Skr 50,795.8 million (year-end 2013: Skr 56,508.0 million) of outstanding offers derived from the S-system. Skr 31,141.4 million (year-end 2013: Skr 35,083.0 million) of the outstanding offers are binding offers and Skr 25,498.2 million (year-end 2013: Skr 30,466.1 million) are non-binding offers. Binding offers are included in commitments.

As of March 31, 2014, SEK had, under the security agreements for derivative contracts, paid in cash collateral of Skr 4,709.4 million (year-end 2013: Skr 6,945.8 million) (see Note 5).

Lehman Brothers Finance AG

On April 11, 2012, the Swiss company Lehman Brothers Finance AG. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (‘LBF’) filed a lawsuit against SEK in the Stockholm District Court. LBF claims that SEK miscalculated the termination payment that was due to LBF when certain derivative transactions were terminated following the September 2008 bankruptcy of LBF’s parent company, Lehman Brothers Holding Inc. LBF also claims that SEK was late in paying the amount that SEK calculated as being due. In its lawsuit, LBF is seeking a payment of approximately USD 87 million including purported default interest. SEK has filed responses denying that any amounts are due. A hearing at the Stockholm District Court for the litigation is scheduled to be held in the second quarter of 2014. SEK believes that LBF’s claims are without merit and intends to vigorously defend its position.

SEK does not believe it will suffer any significant losses related to the bankruptcy of Lehman Brothers, including as a result of the current lawsuit. However, no guarantees on the outcome of SEK’s dispute with LBF can be given.

Note 12. Capital adequacy

The total capital ratio of SEK as a consolidated financial entity, calculated according to CRR(1), which came into force on January 1, 2014, was 18.9 percent as of March 31, 2014 (year-end 2013: 21.8 percent) without taking into account the effects of currently applicable transitional rules (see below). As of March 31, 2014, recalculating the total capital ratio of SEK as a consolidated financial entity to take into account the effects of the transitional rules does not require an increase in the capital requirement as of March 31, 2014. As a result of regulatory changes introduced by CRR, the risk weighted amount for financial institutions has increased. In addition, credit valuation adjustment risk need to be calculated for all OTC derivative contracts in accordance with CRR. The comparative figures as of December 31, 2013 set forth below are presented according to Basel II, Pillar 1, which was the relevant standard at the time.

For further information on capital adequacy, risks, Basel II, and CRR see the section “Risk and capital management” in SEK’s Annual Report for 2013.

(1)Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (CRR)

Capital base

Skr mn	March 31, 2014	December 31, 2013
Core Tier-1 capital	14,583	14,640
Additional Tier-1	—	—
Total Tier-1 capital	14,583	14,640
Tier-2 capital	1,704	1,692
Total capital base(1)	16,287	16,332

(1) Total capital base, including expected loss surplus/deficits in accordance with the IRB approach.

Capital base - Adjusting items

Skr mn	March 31, 2014	December 31, 2013
Equity	3,990	3,990
Retained earnings	11,267	10,864
Other reserves	239	136
Total equity in accordance with consolidated statement of financial position	15,496	14,990
Expected dividend	-448	-327
Other deduction	-16	-18
Intangible assets	-114	-119
Securitised assets	-282	—
100% of deficits in accordance with IRB-calculation	—	—
Adjustments available-for-sale securities	-52	16
Adjustment own credit spread	248	250
Adjustments cash-flow hedges	-249	-152
Total Core Tier-1 capital	14,583	14,640
Tier-1 eligible subordinated debt	—	—
Total Tier-1 capital	14,583	14,640

Tier-2-eligible subordinated debt	1,627	1,627
Deduction from Tier-2 capital	n.a.	n.a.
100 % of surplus in accordance with IRB-calculation	77	65
Total Tier-2 capital	1,704	1,692
Total capital base	16,287	16,332

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust the capital base, by a reduction or addition, as the case might be. As of March 31, 2014 the addition to the capital base amounted to Skr 77 million. The amount increased Tier-2 capital. As of December 31, 2013, the addition to the capital base amounted to Skr 65 million.

Capital requirements in accordance with Pillar 1

	March 31, 2014			December 31, 2013
Skr mn	EAD(1)	Risk weighted amount	Required capital	EAD	Risk weighted amount	Required capital
Credit risk standardized method
Central governments	149,364	798	64	14,842	759	61
Government export credit agencies	—	—	—	135,531	257	21
Regional governments	18,088	—	—	19,816	—	—
Multilateral development banks	773	—	—	723	—	—
Household exposures	1	1	0	1	1	0
Corporates	643	643	51	628	628	50
Total credit risk standardized method	168,869	1,442	115	171,541	1,645	132
Credit risk IRB method
Financial institutions (2), (3)	75,529	26,536	2,122	67,352	17,305	1,384
Corporates	73,299	44,183	3,535	71,227	42,054	3,364
Securitization positions	7,336	4,805	384	7,804	8,744	700
Without counterparty	144	144	12	150	150	12
Total credit risk IRB method	156,308	75,668	6,053	146,533	68,253	5,460
Other credit risks
Credit valudation adjustment risk(4)	n.a.	3,408	273	n.a.	n.a.	n.a.
Total other credit risks	n.a.	3,408	273	n.a.	n.a.	n.a.
Foreign exchange risk	n.a.	1,819	146	n.a.	1,404	112
Commodities risk	n.a.	39	3	n.a.	67	5
Operational risk	n.a.	3,660	293	n.a.	3,660	293
Total	325,177	86,036	6,883	318,074	75,029	6,002

Adjustment according to transitional rules (5)	n.a.	—	—	n.a.	—	—
Total incl. transitional rules	325,177	86,036	6,883	318,074	75,029	6,002

Total Basel I	n.a.	95,738	7,569	n.a.	90,629	7,250

(1)EAD shows the size of the outstanding exposure at default.

(2)Of which counterparty risk in derivatives: Exposure at default (“EAD”) Skr 6,694 million (year-end 2013: Skr 5,656 million), Risk weighted claims of Skr 3 233 million (year-end 2013: Skr 2,098 million) and Required capital of Skr 259 million (year-end 2013: 168 million).

(3) The risk weighted amount for financial institutions has increased due to an increase by 25 percent of the correlation in the formula for calculating the risk weighted amount, for all exposures to large financial sector entities and non-regulated financial institutions, all in accordance with CRR.

(4)In accordance with CRR, credit valudation adjustment risk needs to be calculated for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty.

(5)The item “Adjustment according to transitional rules” is calculated in accordance with CRR.

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2015 from having to use this approach for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, where the Scenario approach(1) is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the Simplified approach under the standardized approach. The Scenario approach is used for calculating the gamma and volatility risks.

Operational risks

Applicable regulations provide opportunities for companies to use different methods for calculating the capital requirement for operational risk. SEK is applying the standardized approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operating income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel 1 floor, will continue to apply until 2017. However, CRR states that the competent authority, in Sweden, Finansinspektionen, has the right to waive the application of the Basel 1 floor by a bank provided that the bank fulfills the minimum requirements for using the internal models. However the Swedish Financial Supervisory Authority has stated that it will not grant waivers from the Basel 1 floor, which means that the Basel 1 floor will continue to be applicable until 2017. Taking into account the effects of these transitional rules does not require an increase in the capital requirement as of March 31, 2014.

(1) In accordance with EBA FINAL draft Regulatory Technical Standards on non-delta risk of options in the standardized market risk approach under Articles 329(3), 352(6) and 358(4) of Regulation (EU) No 575/2013 (Capital Requirements Regulation -CRR).

Capital adequacy analysis (Pillar 1)

	March 31, 2014		December 31, 2013
	CRR	CRR, incl. transitional rules	Basel II	Basel II, incl. transitional rules
Core Tier-1 capital ratio	16.9%	16.9%	19.5%	19.5%
Tier-1 capital ratio	16.9%	16.9%	19.5%	19.5%
Total capital ratio	18.9%	18.9%	21.8%	21.8%
Capital adequacy quota (total capital base/total required capital)	2.37	2.37	2.72	2.72

Note 13. Exposures

Net exposures

Amounts expressing gross exposures are shown without considering guarantees and credit derivatives (CDSs) while net exposures, according to CRR as of March 31, 2014 and Basel II as of December 31, 2013, are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values, in accordance with the internal risk monitoring.

Total net exposures

	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Skr bn	March 31, 2014		December 31, 2013		March 31, 2014		December 31, 2013		March 31, 2014		December 31, 2013
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	172.6	49.2	14.9	4.3	121.8	42.0	14.7	5.2	50.8	83.2	0.2	0.3
Government export credit agencies(1)	—	—	160.0	46.5	—	—	107.1	37.9	—	—	52.9	86.4
Regional governments	18.1	5.2	19.8	5.8	18.1	6.3	19.8	7.0	—	—	—	—
Multilateral development banks	0.8	0.2	0.8	0.2	0.8	0.3	0.6	0.2	—	—	0.2	0.3
Financial institutions	75.7	21.6	67.5	19.6	67.8	23.4	61.1	21.6	7.9	12.9	6.4	10.5
Corporates	76.1	21.7	73.3	21.3	73.7	25.4	71.8	25.4	2.4	3.9	1.5	2.5
Securitization positions	7.4	2.1	7.8	2.3	7.4	2.6	7.8	2.8	—	—	—	—
Total	350.7	100.0	344.1	100.0	289.6	100.0	282.9	100.0	61.1	100.0	61.2	100.0

(1) In accordance with CRR, SEK treats exposures to Government export credit agencies as exposures to central government.

Net exposure by region and exposure class, as of March 31, 2014

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	0.8	—	4.3	—	—	144.5	20.5	2.5	172.6
Government export credit agencies	—	—	—	—	—	—	—	—	—	—
Regional governments	—	—	—	—	—	—	17.2	0.9	—	18.1
Multilateral development banks	—	—	—	—	—	—	—	0.8	—	0.8
Financial institutions	1.3	2.9	3.2	10.8	4.1	1.6	13.1	38.3	0.4	75.7
Corporates	1.0	1.4	1.3	3.8	0.1	3.6	49.4	15.1	0.4	76.1
Securitization positions	—	—	—	1.7	1.6	—	—	4.1	—	7.4
Total	2.3	5.1	4.5	20.6	5.8	5.2	224.2	79.7	3.3	350.7

Net exposure by region and exposure class, as of December 31, 2013

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	—	—	—	—	—	8.6	3.8	2.5	14.9
Government export credit agencies	—	0.8	—	4.5	—	—	136.6	18.1	—	160.0
Regional governments	—	—	—	—	—	—	17.0	2.8	—	19.8
Multilateral development banks	—	—	—	—	—	—	—	0.8	—	0.8
Financial institutions	1.3	0.9	3.0	5.5	3.8	0.2	14.5	37.9	0.4	67.5
Corporates	1.3	1.5	1.8	3.7	0.1	3.9	47.0	13.6	0.4	73.3
Securitization positions	—	—	—	1.8	1.7	—	—	4.3	—	7.8
Total	2.6	3.2	4.8	15.5	5.6	4.1	223.7	81.3	3.3	344.1

Net exposure European countries, excluding Sweden

Skr bn	March 31, 2014	December 31, 2013
France	16.0	16.2
United Kingdom	13.6	13.2
Finland	9.5	8.9
The Netherlands	9.4	8.9
Germany	7.1	8.6
Denmark	6.6	7.5
Norway	4.7	5.9
Ireland	2.8	2.9
Luxembourg	2.7	2.5
Spain	2.6	2.2
Poland	2.5	2.5
Switzerland	1.6	1.7
Austria	1.3	0.9
Iceland	0.7	0.7
Italy	0.5	0.5
Portugal	0.4	0.4
Belgium	0.2	0.3
Greece	—	—
Other countries	0.8	0.8
Total	83.0	84.6

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 6.3 billion at March 31, 2014 (year-end 2013: Skr 6.0 billion). SEK does not have any net exposures to counterparties in Greece and Ukraine.

Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of March 31, 2014 (year-end 2013: Skr 0.1 billion). Gross exposures to counterparties in Ukraine amounted to Skr 0.1 billion as of March 31, 2014 (year-end 2013: Skr 0.1 billion). The gross exposures are guaranteed in full by counterparties in countries other than Greece and Ukraine.

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current creditworthiness. Ratings in the table as of March 31, 2014 are stated as the second lowest of the credit ratings from Standard & Poor’s, Moody’s and Fitch. When only two credit ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been credit rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures

	March 31 2014
Skr mn Exposure(1)	Australia	Germany	Ireland	Netherlands	Portugal	Spain	United Kingdom	United States	Total
RMBS(2)	1,603	—	812	234	299	732	450	—	4,130
Auto Loans	—	—	—	—	—	—	—	—	—
CMBS(2)	—	—	—	—	—	—	—	—	—
Consumer loans	—	—	—	—	—	5	—	—	5
CDO(2)	—	—	—	—	—	—	—	111	111
CLO(2)	—	—	1,462	—	—	84	—	1,073	2,619
Total	1,603	—	2,274	234	299	821	450	1,184	6,865
... of which rated
‘AAA’	1,550	—	1,462	234	—	—	—	1,073	4,319
‘AA+’	—	—	—	—	—	—	6	—	6
‘AA’	—	—	—	—	—	—	251	—	251
‘AA-’	—	—	—	—	—	5	193	—	198
‘A+’	43	—	—	—	—	20	—	—	63
‘A’	—	—	—	—	—	—	—	—	—
‘A-’	—	—	—	—	5	64	—	—	69
‘BBB+’	10	—	—	—	—	166	—	—	176
‘BBB’	—	—	—	—	—	140	—	—	140
‘BBB-’	—	—	394	—	294	32	—	—	720
‘BB’	—	—	248	—	—	394	—	—	642
‘B+’	—	—	170	—	—	—	—	—	170
... of which CDO rated ‘CCC’(3)	—	—	—	—	—	—	—	111	111
Total	1,603	—	2,274	234	299	821	450	1,184	6,865

(1)Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3)These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 469 million in total as of March 31, 2014, which means that the total net exposure before impairments related to asset-backed securities held amounted to Skr 580 million.

Net exposures

	December 31 2013
Skr mn Exposure(1)	Australia	Germany	Ireland	Netherlands	Portugal	Spain	United Kingdom	United States	Total
RMBS(2)	1,713	—	818	329	305	756	487	—	4,408
Auto Loans	—	—	—	—	—	5	—	—	5
CMBS(2)	—	66	—	—	—	—	—	—	66
Consumer loans	—	—	—	—	—	8	—	—	8
CDO(2)	—	—	—	—	—	—	—	114	114
CLO(2)	—	—	1,461	—	—	93	4	1,180	2,738
Total	1,713	66	2,279	329	305	862	491	1,294	7,339
... of which rated
‘AAA’	1,655	—	1,461	329	—	—	353	1,180	4,978
‘AA+’	—	—	—	—	—	—	—	—	—
‘AA’	—	66	—	—	—	—	134	—	200
‘AA-’	—	—	—	—	—	13	—	—	13
‘A+’	47	—	—	—	—	22	—	—	69
‘A’	—	—	—	—	—	—	4	—	4
‘A-’	—	—	—	—	6	71	—	—	77
‘BBB+’	11	—	—	—	—	175	—	—	186
‘BBB’	—	—	—	—	—	145	—	—	145
‘BBB-’	—	—	393	—	299	33	—	—	725
‘BB’	—	—	252	—	—	403	—	—	655
‘B+’	—	—	173	—	—	—	—	—	173
... of which CDO rated ‘CCC’(3)	—	—	—	—	—	—	—	114	114
Total	1,713	66	2,279	329	305	862	491	1,294	7,339

(1) Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 469 million in total as of December 31, 2013, which means that the total net exposure before impairments related to asset-backed securities held amounted to Skr 583 million.

Note 14. Transactions with related parties

Transactions with related parties are described in Note 29 in SEK’s Annual Report for 2013. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2013.

Note 15.  Events after the reporting period

At SEK’s Annual General Meeting held on April 28, 2014, it was decided to approve the proposal from the Board of Directors and the President to pay a dividend to the sole shareholder (the Swedish state) of Skr 327.0 million which corresponds to 30 percent of net profit after taxes for 2013, which is in line with the dividend policy.

The Board of Directors and the President confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, April 28, 2014

AKTIEBOLAGET SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Lotta Mellström	Ulla Nilsson	Jan Roxendal
Director of the Board	Director of the Board	Director of the Board

Åke Svensson		Eva Walder
Director of the Board		Director of the Board

Peter Yngwe
President

SEK has established the following expected dates for publishing of financial information and other related matters:

July 18, 2014	Interim Report for the period January 1, 2014 — June 30, 2014
October 23, 2014	Interim Report for the period January 1, 2014 — September 30, 2014

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 28, 2014 11:30 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2013, is available at www.sek.se.